April 29, 2011

Dear Fellow Shareholders:

The Merger Fund® returned 2.41% for the first quarter of 2011 ended March 31.  Unlike the prior quarter, performance was at the high end of our targeted returns.  The S&P 500 continued its torrid pace, racking up a quarterly return of 5.92% in the face of stubbornly high unemployment, unrest in the middle east, a Japanese earthquake and the looming June expiration of its rocket fuel otherwise known as QE2.  As is typical, the volatility of our returns was a fraction of that of the overall market, with the S&P registering an annualized standard deviation of 16.6% for the quarter compared to The Merger Fund’s 1.9%. As we have discussed in past letters, standard deviation is a measure of the volatility, or risk, of the Fund’s monthly returns and can help gauge our ability to provide investors with a low volatility product.  Given that there is a measurable correlation between risk and reward, we are happy to have been able to provide a greater return than most would expect from an investment that had less than one eighth of the “risk” of the S&P 500 stock index during the first quarter of the year.  As an aside, the Fund generated a positive return for the 71st time in the past 89 quarters.

BORING YET EXCITING

Boring can sometimes be good.  We invested in a total of 112 deals during the quarter and fortunately experienced zero broken deals, although there were four terminated transactions that we did not invest in.  The biggest contributor to our performance, Dollar Thrifty Automotive Group, added 0.5% to the portfolio, while our biggest loser (aside from the macro hedge), Indophil Resources (Australia), cost the Fund only 0.1%.  We would be thrilled to be this boring on a regular basis.  Our winners outnumbered our losers by more than 4.5 to 1 during the period and our market hedge cost the Fund 10 bps in performance, a very reasonable cost for disaster insurance.  The exciting part of the story is that we added 45 new positions during the quarter, and net of completed transactions, we ended March with a record 72 positions in a broad variety of industries including technology, oil drilling, biotech, gold and coal mining, consumer goods and financials.  At quarter end, we were fully invested, a reflection of the powerful incipient rebound in merger activity.  Encouragingly, the portfolio remains globally invested, as European firms are finally beginning to poke their noses into the M&A tent again.  Australia continued its consolidation trend as inflated commodities and metals prices spurred persistent merger activity. Despite (or maybe because of) the earthquake, Japanese companies were also active in the technology, drug and financial sectors.

Looking ahead, deal activity seems poised to continue its upward trajectory.  According to Barclays Capital Risk Arbitrage research, announced deal values increased by 40% sequentially from 4Q10 and deal count increased by 33%.  Overall, there have been 6,035 deals announced globally this year, totaling $587.7 billion, a 22% increase from the $456.7 billion in the same period in 2010.1

1 See Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q1 2011

Shareholder Services: US Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-3959
Investment Adviser:  Westchester Capital Management, LLC • 100 Summit Lake Drive • Valhalla • New York 10595
 (914) 741-5600 • Fax (914) 741-2950

The increase in corporate confidence is reflected in the size of both unsolicited bids as well as announced deals.  In all of last year, there were only four deals in excess of $15 billion.  So far this year there have already been four.  Additionally, at this time last year, there had only been two deals greater than $5 billion.  We have seen 12 such deals in 2011, eight of which involved U.S. targets.

The trend of acquirers’ stock prices rising after deal announcements has encouraged other would-be buyers to move forward with acquisition plans.  For example, shares of iron-ore producer Cliffs Natural Resources Inc. rose after it announced a deal for rival iron-ore producer Consolidated Thompson Iron Mines Ltd. for about $5 billion.  When Danaher Corp. agreed to pay $5.87 billion for Beckman Coulter Inc., which makes diagnostic equipment used in medical testing, its stock rose on the news as well, as did shares of Deutsche Börse when it announced an agreed-upon deal for NYSE Euronext.

At the 23rd Tulane Corporate Law Institute in New Orleans, Antonio Weiss, Lazard’s global head of investment banking, posited an optimistic view of transaction activity: “The factors are in place for a real resurgence in M.&A.,” and noted that of the approximately $1.5 trillion in cash that American non-financial companies currently hold, $1 trillion of that is held overseas.2 Although he mentioned this as a source of uncertainty, the fact is that if a U.S. corporation repatriates the cash, it is a U.S. taxable event, whereas it may use that cash to acquire a foreign company without incurring a U.S. tax obligation.  Thus there has been much speculation that multinational corporations such as General Electric, Tyco, Johnson & Johnson and the large pharmaceutical companies will use their hefty offshore cash balances to make acquisitions.

Another source of non-U.S. deal activity, Mr. Weiss opined, was the growing fortunes of sovereign wealth funds, which hold $4.3 trillion in capital that can be deployed for mergers. He continued on to cite that 31% of all deals last year involved an emerging market party on either side of the transaction.3

Finally, the factors we mentioned in the last letter are still present: namely, low interest rates, robust stock prices, healthy corporate balance sheets and a lack of organic growth opportunities.  This may even lead to competitive bids for assets, at prices that may start out reasonable but end up costly for the acquirer.

THRIFTY YET EXPENSIVE

An extraordinary example of “price creep” occurred in the still-unresolved saga of Dollar Thrifty Automotive Group (“DTG”). On April 26, 2010, DTG agreed to be acquired by Hertz Global Holdings (“HTZ”) for $41 per share in cash and HTZ stock, a roughly 18% premium to its trading price immediately prior to the announcement.  HTZ traded up on the news, thus making the shares of stock in its offer more valuable.

Avis Budget Group (“CAR”) was caught by surprise by this announcement because it had made overtures to DTG in the past about a business combination.  One week after the initial deal announcement, CAR joined the battle when it announced that it was prepared to “make a substantially higher offer” to acquire DTG in light of DTG’s recent performance and potential synergies from a DTG/CAR merger.  DTG’s stock immediately traded through the value of the HTZ offer and, instead of trading at a typical arbitrage discount, it traded up to $50 on the expectation of an overbid from CAR.  The Fertilizer Wars of 2010 were a mere warm-up for the Car War of 2011.  Soon, activist investors joined the fray and began pressuring DTG to consider negotiating with CAR.

2 New York Times, 3/31/11, “The Bullish Case for Deal Growth”
3 Ibid.

Two weeks later, DTG signed a confidentiality agreement with CAR so that CAR could conduct due diligence pending making a counter-offer.  Although CAR could and was willing to potentially pay more, the anti-trust issues associated with a DTG/CAR combination were more problematic than those raised by the DTG/HTZ merger.

After several months, DTG stock had drifted back down into the mid-$40s and CAR finally submitted its offer, notionally valued at $46.50 per share in cash and stock, with significant financial guarantees against potential anti-trust problems.  As with the HTZ offer, CAR’s stock traded up on the bid and thus its offer became worth more than its stated value.  As a result, DTG again traded up to $50 per share as investors anticipated a potential bidding war.

As time dragged on and regulatory approvals were filed, DTG’s financial prospects improved and its fundamental value increased to the point that its stand-alone value was as high as the takeover offers.  Specifically, the company raised earnings guidance due to lower expected depreciation costs (higher residual values) on its vehicles and indicated strong booking trends through the peak summer.  This was a dream scenario for an arbitrageur, similar to the Potash Corp. of Saskatchewan bid by BHP Billiton and the hostile bid for Airgas by Air Products, in that there was potentially no downside in the event of a terminated offer.  In fact, without a deal, DTG would conceivably have traded higher.  The two pending offers would therefore be unlikely to receive a favorable shareholder vote.

On September 13, DTG and HTZ agreed to a sweetened offer of $50.25 per share in cash and HTZ stock.  In the days that followed, DTG’s stock traded up into the low $50s.  Ten days later, on September 23, CAR increased the cash portion of its offer by $5 per share, raising the value of its bid to $53 per share.  Shareholder litigation ensued in an attempt to delay or cancel the vote on the HTZ merger, but the vote was ultimately scheduled.  HTZ noted that the DTG shareholder meeting was scheduled for September 30 and that it would terminate the merger agreement if it did not receive the requisite vote in favor of its deal. The vote was held, the shareholders did not support the HTZ deal, and HTZ promptly walked away.

The CAR acquisition offer is still pending without a signed merger agreement.  Interestingly, even in the absence of an agreed-upon deal with DTG, CAR is continuing to pursue antitrust approval for a potential transaction with the thought that it will arrive at an agreement with DTG if and when it ultimately receives governmental approval.

Now, the most interesting part of the story, where the deal morphs from “thrifty” to expensive for CAR, the lone buyer still standing, is that during the time that HTZ walked away until the present, DTG has continued to trade up through the offer price and beyond.

It is rare to be able to enter an investment at a $3 discount to the deal value and then realize that value months before the deal is completed, and it is rarer still for a target company’s stock to continuously trade above the offer price in the absence of a counter-bidder.  But in this remarkable case, DTG continued to rally and traded $3 above the CAR offer, then $5 through (where we unwound some of our position), then $6, $7 and $8 through (where we unwound more of our position), and finally DTG traded $9 and $10 beyond the CAR offer price (where we unwound still more of our position). DTG is currently trading at approximately $70 per share without having received antitrust approval and without a signed merger agreement.  Investment opportunities such as this rarely arise in the merger arbitrage space, and we were fortunate enough to position the Fund to capitalize on the bidding war.

As our investors know, we are reluctant to place fundamental directional bets on stocks, so our risk management policies compelled us to continue to take money off of the table as the stock price rose and the situation became more speculative.  Nonetheless, it has been a successful investment and we continue to monitor the situation for additional investment opportunities.

As a final portfolio comment, we are aware of and sensitive to the level of inflows we have received over the past year and a half.  The Fund remains fully invested; however, rest assured that if the assets ever overwhelm our ability to deploy them in an intelligent and effective fashion, we would consider closing the Fund to new investors as we have done in the past on three occasions.  We are comfortable with the investment opportunities that are available as well as our ability to keep the Fund appropriately invested, so we do not anticipate closing the Fund in the near future.

As the assets under management have grown, we have grown the front and middle office team and continue to build out and enhance our institutional quality infrastructure to steward the investments you have entrusted with us.  At an appropriate time, we expect to roll out additional investment options in the alternative space which reflect our conservative absolute-return philosophy.

Please note that investors can arrange for e-alerts of important Fund communications.  Through our website at www.mergerfund.com, you can check account balances, make purchases and sales and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Again, thanks very much for your support.  All of us at Westchester Capital Management continue to be invested alongside you in The Merger Fund® and our interests are fully aligned with yours.

Sincerely,

Roy Behren	Mike Shannon

Before investing in The Merger Fund, consider its investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.Current month-end performance is available at www.mergerfund.com.

The Merger Fund®		Q1 2011 Statistical Summary
As of March 31, 2011

QTD 2011:	2.41%	Total Fund Assets:	$4.4 billion
YTD 2011:	2.41%	Assets in the Strategy:	$4.6 billion

Portfolio Snapshot

FUND FACTS
Portfolio Characteristics
Inception Date:	January 1989
Net Expense Ratio1:	1.41%
Total Operating Expense1, 2:	2.61%
Portfolio Turnover Rate1:	192.21%

PORTFOLIO
Equity Investments
Number of Long Positions:	72
Number of Short Positions:	26
Average Position Size:	1.4%
% Invested:	100%
Short positions as % of net assets:	26%

Top Ten Positions
Alcon Inc.
Bucyrus International Inc.
Qwest Communications International Inc.
Massey Energy Cmpany
Genzyme Corporation
The Lubrizol Corporation
Alberto-Culver Company
Marshall & IIsley Corporation
Western Coal Corporation
Dollar Thrifty Automotive Group, Inc.

Type of Buyer
Strategic	96.81%
Financial	3.19%

By Deal Type
Friendly	90.72%
Hostile	9.27%

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

1For period 10/1/09 to 9/30/10.

2Includes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

For more information please call (800) 343-8959    Visit us at www.mergerfund.com

The Merger Fund®

TOP WINNERS		TOP LOSERS
Deal	Attribution	Deal	Attribution
Dollar Thrifty Automotive Group, Inc./Avis Budget Group	0.47%	Indophil Resources NL	-0.12%
British Sky Broadcasting Group	0.35%	Macro Portfolio Hedge	-0.08%
Alcon Inc./Novartis	0.23%
McAfee Inc.	0.22%
Genzyme Corporation	0.20%
Bucyrus International Inc.	0.14%

Performance Summary

10-Year Cumulative Change in Value of a $1,000 Investment

Past performance is not indicative of future results.

The performance data included herein represents past performance and does not guarantee future results.  The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares.  Current performance may be lower or higher than the performance figures shown above.  The Fund imposes a 2% redemption fee on shares redeemed within 30-days of purchase.  Current month-end performance is available at www.mergerfund.com.

The S&P 500 TR is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general.  It is shown with dividends reinvested.  You cannot invest directly in the index.

Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully.

For more information please call (800) 343-8959    Visit us at www.mergerfund.com